UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as exhibits to this report on Form 6-K are (i) Polestar’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Six months ended June 30, 2024 and 2023 which is attached as Exhibit 99.1; and (ii) Polestar’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six months ended June 30, 2024 and 2023, which are attached as Exhibit 99.2.

EXPLANATORY NOTE

Polestar Automotive Holding UK PLC (the “Company”) is filing this Amendment No. 1 on Form 6-K (this “Amendment” or “Form 6-K/A”) to amend the Report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 30, 2024 (the “Original Report”). Specifically, this Amendment (i) amends and restates its Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the six months ended June 30, 2024 and 2023 (the “Affected Interim Periods”) filed as Exhibit 99.1 to the Original Report, and (ii) amends and restates the Company’s previously issued unaudited condensed consolidated financial statements for the Affected Interim Periods filed as Exhibit 99.2 to the Original Report. The amended and restated Management’s Discussion and Analysis of Financial Conditions and Results of Operations and unaudited condensed consolidated financial statements sections for the Affected Interim Periods are included as Exhibit 99.1 and 99.2, respectively, to this Form 6-K/A.

The Company has restated certain information presented in its annual report on Form 20-F for the years ended December 31, 2022 and December 31, 2023 (“the Restated Financial Statements”) and made certain other changes to reflect the Restated Financial Statements, the effects of the Restated Financial Statements and related matters on Form 20-F/A filed with the SEC on April 23, 2025 (the "20-F/A"). Additionally, on May 9, 2025, the Company filed its Consolidated Financial Statements with the SEC as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 in its annual report on Form 20-F.

Investors and other readers should rely only on the financial information and other related disclosures regarding the six months ended June 30, 2023 and June 30, 2024 contained in this Form 6-K/A and should not rely on the Original Report nor any previously issued or filed reports, press releases, presentations or similar communications containing financial information or other related disclosures from the Original Report.

Restatement Background

As previously reported on the Company’s Current Report on Form 6-K filed on January 16, 2025, on January 14, 2025, the Company’s management, in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), concluded that the Company’s previously issued audited financial statements included within its annual reports on Form 20-F for the years ended December 31, 2022 and December 31, 2023 (the “Audited Affected Financials”) and the unaudited interim financial information included within Current Reports on Form 6-K for the interim periods ended on and falling between September 30, 2022 and June 30, 2024 (the “Unaudited Affected Financials” and together with the Audited Affected Financials, the “Affected Financials”) contain errors. The Audit Committee, based on the recommendation of, and after consultation with, the Company’s management, further concluded that the Affected Financials should no longer be relied upon.

The Company has restated the Audited Affected Financials with the 20-F/A, and is filing this Amendment now to restate the unaudited interim financial information for the six-month periods ended June 30, 2024 and 2023 included in the Original Report.

The primary reason for the previous restatement relates to balance sheet errors concerning the Company’s unique tooling (further explained below), which resulted in an underreporting of assets and accrued liabilities in matching amounts for the periods referenced above. The correction of these balance sheet errors has no impact on previously reported revenue, operating loss, net loss, adjusted EBITDA or net assets, nor do these corrections affect the Company’s underlying business operations, cash position, or liquidity.

As previously disclosed, the Company owns unique tooling which is used in the manufacturing of its vehicles. This unique tooling has previously been recognized as property plant and equipment once either the production standard part process test is conducted or production utilizing the unique vendor tools has occurred. Due to contractual terms, management determined that certain unique tooling should have instead been recognized as assets under construction (“AUC”) according to the progression of work, resulting in a material understatement of AUC and a corresponding understatement of accrued liabilities in the Affected Financials. The reconsideration of AUC recognition changed the timing of recognizing AUC but does not change the expected total amount of AUC recognized.

A reclassification of cash flows between operating and investing activities and other smaller errors that have been identified are also being corrected as part of this restatement process.

Refer to Note 18 - Restatement of prior period unaudited interim financial statements beginning on page F-27 of this Form 6-K/A for additional information.

Other than the restatement items listed above or discussed in Note 18 - Restatement of prior period unaudited interim financial statements, management has not incorporated retroactive changes for any disclosure updates that were included in filings subsequent to the submission of the Original Report on September 30, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K/A (including information incorporated by reference herein, this “Report”) includes statements that express Polestar’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Polestar’s intentions, beliefs or current expectations concerning, among other things: the benefits of the Business Combination; results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and vehicle sales; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; and future market launches and expansion.

Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in Item 3.D in the annual report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on May 9, 2025. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Six months ended June 30, 2024, and 2023.
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for the Six months ended June 30, 2024, and 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: July 1, 2025     By:     /s/ Michael Lohscheller
Name: Michael Lohscheller
Title:     Chief Executive Officer

By:     /s/ Jean-François Mady
Name: Jean-François Mady
Title:     Chief Financial Officer

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2024 and 2023, included elsewhere in this report. Refer to the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F/A filed with the SEC on April 23, 2025 for more information about the year ended December 31, 2023. All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures for the six months ended June 30, 2023 and June 30, 2024 have been restated. Refer to Note 18 - Restatement of prior period unaudited interim financial statements for details.

	As of and for the six months ended June 30,
Key metrics	2024	2023
Global volumes[1]	20,371	27,868
Volume of external vehicles without repurchase obligations	18,486	26,123
Volume of external vehicles with repurchase obligations	978	1,229
Volume of internal vehicles	907	516
Markets[2]	27	27
Locations[3]	189	150
Service points[4]	1,163	1,129
1 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in Inventories). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), and IFRS 16, Leases ("IFRS 16"), respectively. Revenue is not recognized in scenario (c).
2 - Represents the markets in which Polestar operates.
3 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
4 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.
Key factors affecting performance
Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in the Form 20-F filed with the SEC on May 9, 2025. The following paragraphs explain the key factors that had a notable impact on Polestar during the six months ended June 30, 2024.
Partnerships with Volvo Cars and Geely
Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing, supply, and financing agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars' and Geely's established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars which allow Polestar to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions (e.g., information technology, legal, accounting, finance, and human resources).
Utilizing Volvo Cars’ and Geely's facilities has allowed Polestar to continue efficient production of its vehicles. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors like particular market demand, relative production cost, changing shipping and logistic expenses, and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model does not come with the operating leverage that may come with owning production facilities and requires Polestar to accurately forecast the demand for its vehicles. If Polestar fails to do so, there may be overcapacity, which may negatively impact gross margins, or inadequate capacity, which may result in delays in shipments or revenues.
As of June 30, 2024, Polestar had drawn on all $1,000 million in borrowing capacity entered into with Volvo Cars. This includes the $800 million term loan credit facility with Volvo Cars that was entered into on November 3, 2022 and an additional $200 million that was provided as extra borrowing capacity on November 8, 2023. Additionally, Polestar had drawn the entire $250 million term loan entered into with Geely on November 8, 2023. Both loans with Volvo Cars and Geely have a maturity date of June 30, 2027 and therefore as of June 30, 2024, all principal under both loans remains outstanding. Both loans have an optional equity conversion feature.
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until six months ended June 30, 2024, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. As of June 30, 2024, total principal of $129.5 million was outstanding under this financing arrangement.
Refer to Note 15 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Premium electric vehicle portfolio
Polestar continues to develop a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The planned portfolio currently consists of the following models:
•Polestar 2 - a performance fastback;
•Polestar 3 - a performance sport utility vehicle;
•Polestar 4 - a performance sport utility coupe;
•Polestar 5 - a high performance 4-door grand tourer; and
•Polestar 6 - a high performance roadster.
The PS2 has received numerous accolades and positive reviews since its launch in 2019. The limited-edition higher specification PS2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric vehicle segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the PS2. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Polestar’s marketing efforts may not be successful, and newer vehicle models may not ultimately be adopted or utilized by the consumer, which would negatively impact sales volumes and product pricing.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, Xingji Meizu, and StoreDot, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. During the six months ended June 30, 2024, Polestar invested $141.8 million in new intellectual property. Refer to Note 8 - Intangible assets and goodwill in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Direct-to-consumer business model
Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe, the United States, and Asia with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.
Direct-to-business model
In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.
Fleet sales
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain upfront discounts and annual rebates based on the number of vehicles ordered during the year.
Importer markets
Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, Israel, the United Arab Emirates (UAE), Kuwait, and Iceland). Polestar's relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.
Sales to associate
In China, during the six months ended June 30, 2024, Polestar sold its vehicles through an associate, Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"), previously Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"). Vehicles were sold to Polestar Times Technology at whole sale prices and Polestar Times Technology subsequently sold the vehicles to customers in China.
Earn-out rights and Class C Shares from the reverse recapitalization

As part of a capital reorganization consummated on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of Gores Guggenheim, Inc. ("GGI"), a special purpose acquisition company, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn out shares to existing owners. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
As of June 30, 2024 and December 31, 2023, the Class C Shares were valued at $3.5 million and $6.0 million, respectively, resulting in an unrealized gain from the fair-value change of $2.5 million during the six months ended June 30, 2024. As of June 30, 2024 and December 31, 2023, the earn-out rights were valued at $15.8 million and $155.4 million, respectively, resulting in an unrealized gain from the fair value change of $139.6 million during the six months ended June 30, 2024. The fair values of these derivative financial instruments are volatile and influenced by changes Polestar's share price, resulting in impacts to Polestar's net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 1 - Overview and basis of preparation and Note 11 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Impacts of the Russo-Ukrainian War, conflicts in Israel and the Gaza Strip, and conflict in the Red Sea
While Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War.
The conflict between Israel and Hamas and uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Israel is one of Polestar's importer markets where we have minimal sales. Polestar also has some suppliers with operations in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot.
In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
Refer to Item 3.D “Risk Factors” in Form 20-F/A filed with the SEC on April 23, 2025 for information on risks posed by the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea.
Inflation
Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Overall increases in the cost of components, materials, labor, and equipment are expected to lead to higher costs of goods sold in the future. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have, in the past, also increased freight and distribution costs across all markets. It is uncertain whether inflationary pressures will persist in the future. Polestar will continue to closely monitor the effects of the Russo-Ukrainian War, the conflicts in Israel and the Gaza Strip, and inflation on its business.
Additional key factors impacting performance
Polestar’s continued growth depends on numerous factors and trends, including continued sales of the PS2 and new sales of the PS4 at anticipated volumes while production and sales of the PS3 ramps-up. This includes the ramp-up of sales in the US market of these models, particularly the PS3, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as IP licensing, aftermarket revenue, component sales, and/or used car sales. If Polestar’s vehicle sales and additional revenue streams do not develop as anticipated, Polestar may not have the necessary cash flow to operate its business and repay outstanding indebtedness. Furthermore, Polestar’s gross margins are dependent upon Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its future margins may suffer.
Polestar’s gross margins are also dependent upon its ability to manage costs, including costs associated with raw materials and key components of production, tariffs on imports from China, and to implement cost savings initiatives. Polestar’s future financial performance also requires Polestar to accurately forecast demand for its vehicles. Inaccurate demand forecasts may lead to Polestar offering deeper discounts or experiencing greater than expected sales volumes of discounted vehicles. As a result of inaccurate forecasts, Polestar could also experience higher than expected production, operating expense, advertising, sales and promotion costs or may be unable to effectively charge such costs to customers in a targeted manner. This could result in vehicles being sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants, and/or failure of Polestar to meet its gross margin and profitability expectations.
Results of operations
Polestar conducts business under one operating segment with primary commercial operations in North America, Europe, Asia, and various importer markets. Refer to Note 1 - Overview and basis of preparation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 2 - Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022,

and for the three years ended December 31, 2023 that were included the Form 20-F/A filed with the SEC on April 23, 2025 for more information related to segment reporting.
Comparison of the six months ended June 30, 2024, and 2023
The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) for six months ended June 30, 2024, and 2023.

	For the six months ended June 30,		Variance
	2024	2023	$	%
	(Restated)	(Restated)
Revenue	909,247	1,236,365	(327,118)	(26)
Cost of sales	(932,533)	(1,214,750)	282,217	(23)
Gross profit/(loss)	$(23,286)	$21,615	$(44,901)	(208)
Selling, general and administrative expense	(450,465)	(474,607)	24,142	(5)
Research and development expense	(24,312)	(83,050)	58,738	(71)
Other operating income, net	21,913	38,559	(16,646)	(43)
Operating loss	$(476,150)	$(497,483)	$21,333	(4)
Finance income	8,077	12,489	(4,412)	(35)
Finance expense	(199,278)	(94,963)	(104,315)	110
Fair value change - Earn-out rights	139,638	232,995	(93,357)	(40)
Fair value change - Class C Shares	2,500	10,750	(8,250)	(77)
Share of losses in associates	$(4,350)	$—	$(4,350)	—
Loss before income taxes	$(529,563)	$(336,212)	$(193,351)	58
Income tax expense	(14,315)	(5,331)	(8,984)	169
Net loss	$(543,878)	$(341,543)	$(202,335)	59
Revenues
Polestar’s net Revenue for the six months ended June 30, 2024 was $909.2 million, a decrease of $327.2 million, or 26% compared to $1,236.4 million for the six months ended June 30, 2023. Revenue from related parties for the six months ended June 30, 2024 was $160.7 million, an increase of $83.7 million, or 109% compared to $77.0 million for the six months ended June 30, 2023.
The following table summarizes the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2024	2023	$	%
	(Restated)	(Restated)
Revenues
Sales of vehicles	888,652	1,208,791	(320,139)	(26)
Sales of software and performance engineered kits	7,891	11,419	(3,528)	(31)
Sales of carbon credits	40	532	(492)	(92)
Vehicle leasing revenue	11,566	7,493	4,073	54
Other revenue	1,098	8,130	(7,032)	(86)
Total	$909,247	$1,236,365	$(327,118)	(26)
Sales of vehicles for the six months ended June 30, 2024 were $888.7 million, a decrease of $320.1 million, or 26% compared to $1,208.8 million for the six months ended June 30, 2023. The decrease was driven primarily by lower volumes of Polestar 2 sales across certain geographic markets such as the United Kingdom, United States, Germany, and Sweden. Additionally, a $106.7 million increase in discounts to fleet customers contributed to the decrease in revenue from Sales of vehicles.
Sales of software and performance engineered kits for the six months ended June 30, 2024 were $7.9 million, a decrease of $3.5 million, or 31% compared to $11.4 million for the six months ended June 30, 2023. The decrease is a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits.
Vehicle leasing revenue for the six months ended June 30, 2024 was $11.6 million, an increase of $4.1 million, or 54% compared to $7.5 million for the six months ended June 30, 2023. This activity is primarily driven by greater recognition of deferred revenue for repurchase vehicles sold to external parties as compared to the six months ended June 30, 2023.

Other revenue for the six months ended June 30, 2024 was $1.1 million, a decrease of $7.0 million, or 86% compared to $8.1 million for the six months ended June 30, 2023. The decrease is driven primarily by less sales-based royalties received from Volvo Cars on sales of parts and accessories for the Polestar as compared to the six months ended June 30, 2023.
Cost of sales and gross profit/(loss)
Cost of sales for the six months ended June 30, 2024 was $932.5 million, a decrease of $282.3 million, or 23% compared to $1,214.8 million for the six months ended June 30, 2023. This decrease was mainly due to a $199.5 million reduction in material costs related to lower sales volumes of Polestar 2, an $88.7 million reversal of previous inventory impairments for vehicles sold, and decreased warranty costs of $17.6 million. These decreases were partially offset by an increase in write-downs of inventories to net realizable value of $19.9 million.
Gross profit/(loss) for the six months ended June 30, 2024 was a gross loss of $23.3 million, a decrease of $44.9 million, or 208% compared to a gross profit of $21.6 million for the six months ended June 30, 2023. This decrease is attributed to lower net revenue of $327.1 million primarily due to lower volumes of Polestar 2 sales and greater dealer discounts. Refer to the explanation of the Revenue variances above for greater details. These negative impacts were partially offset by a $199.5 million reduction in material cost and a $88.7 million reversal of previous inventory impairments for vehicles sold.
Selling, general, and administrative expense
Selling, general, and administrative expense for the six months ended June 30, 2024 was $450.5 million, a decrease of $24.1 million, or 5% compared to $474.6 million for the six months ended June 30, 2023. This activity is primarily due to a decrease in media activities expense of $22.2 million.
Research and development expense
Research and development expense for the six months ended June 30, 2024 was $24.3 million, a decrease of $58.8 million, or 71%, from $83.1 million for the six months ended June 30, 2023. This change was primarily driven by a decrease in the amortization costs as Polestar 2 intellectual property began capitalization into inventory during the fourth quarter of the year ended December 31, 2023. Until then, the Polestar 2 intellectual property was amortized into Research and development expense. Additionally, Polestar 6 reached the capitalization phase during the second half of the year ended December 31, 2023, and therefore costs related to the development of the Polestar 6 are no longer recognized in Research and development expense.
Other operating income, net
Other operating income, net for the six months ended June 30, 2024 was an income of $21.9 million, a decrease of $16.7 million, or 43% compared to an income of $38.6 million for the six months ended June 30, 2023. This decrease is primarily driven by higher negative foreign exchange effects on working capital comprised of realized and unrealized gains on foreign currency transactions of $40.6 million. Additional decreases were attributed to increased other operating expenses of $5.8 million. These decreases were partially offset by $29.4 million of income, mostly related to income recognized during the six months ended June 30, 2024 for services provided to Polestar Times Technology during the year ended December 31, 2023.
Finance income
Finance income for the six months ended June 30, 2024 was $8.1 million, a decrease of $4.4 million, or 35% compared to $12.5 million for the six months ended June 30, 2023. This decrease was primarily the result of lower interest income on bank accounts of $7.2 million. This decrease was partially offset by an increase in other finance income due to the modification of the loan related to the sale of PS3 tooling to a related party of $2.5 million.
Finance expense
Finance expense for the six months ended June 30, 2024 was $199.3 million, an increase of $104.3 million, or 110% compared to $95.0 million for the six months ended June 30, 2023. This increase was primarily the result of higher interest expense due to related parties of $45.3 million, higher interest expense associated with liabilities to credit institutions of $38.7 million, and higher negative realized and unrealized foreign exchange effects of $17.4 million.
Fair value change - Earn-out rights
The gain on Fair value change - Earn-out rights for the six months ended June 30, 2024 was $139.6 million, a decrease of $93.4 million, or 40% compared to $233.0 million for the six months ended June 30, 2023. This change is primarily attributable to a decrease in Polestar's share price and a comparable change in Polestar’s share price during the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The share price changed by $1.47, from $2.26 to $0.79 for the six months ended June 30, 2024, compared to $1.49, from $5.31 to $3.82 for the six months ended June 30, 2023. Leveraging a benchmark of peers and utilizing historical data, the implied equity volatility used in the Monte Carlo simulation is 80% as of June 30, 2024, as compared to 75% as of June 30, 2023.
Fair value change - Class C Shares
The gain on the fair value change of these warrants (i.e, Class C Shares) for the six months ended June 30, 2024 was $2.5 million, a decrease of $8.3 million or 77% compared to $10.8 million for the six months ended June 30, 2023. This decrease is primarily attributable to a smaller change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.10, from $0.24 to $0.14 for the six months ended June 30, 2024, compared to $0.43, from $

1.12 to $0.69 for the six months ended June 30, 2023.
Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. During the six months ended June 30, 2024, Polestar's share price decreased by $1.47, from $2.26 to $0.79, implied volatility of publicly traded Class C-1 Shares increased from 88% to 225%, and risk-free rate increased from 3.93% to 4.47% over the same period. During the six months ended June 30, 2023 Polestar's share price decreased by $1.49, from $5.31 to $3.82, implied volatility of publicly traded Class C-1 Shares increased from 89% to 94%, and risk-free rate increased from 4.01% to 4.27% over the same period.
Share of earnings in associate
During the six months ended June 30, 2024, Polestar injected cash of $34.3 million into Polestar Times Technology and maintained 46.2% ownership. Polestar recognized an expense of $4.4 million for the six months ended June 30, 2024, this expense is attributed to Polestar's share of Polestar Times Technology's net losses. As Polestar completed its First Contribution Condition in Polestar Technology on December 20, 2023, there is no comparable period. Polestar's carrying value of its investment in Polestar Technology was zero as a result of its share of Polestar Technology's losses.
Liquidity and capital resources
Polestar continues to finances its operations primarily through various short-term credit facilities, including working capital facilities, medium term loans with credit institutions and related parties, sale leaseback arrangements, inventory finance facilities and extended trade credit with related parties. Polestar anticipates it will continue to need to raise funding via these methods and via equity to meet the cash requirements to fulfill its obligations. The principal uses for liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar's future vehicles and automotive technologies.
Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for the PS2, PS3, PS4, PS5, and PS6. Managing the company’s liquidity profile and funding needs remains one of management’s key priorities. Substantial doubt about Polestar's ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Overview and basis of preparation in the accompanying Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Polestar intends to continue developing its short, medium, and long-term financing relationships with European and Chinese banking partners and Polestar's related parties, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.
Debt financing
Polestar enters into various debt arrangements with European and Chinese banking partners, related parties, and other financial institutions in the form of short-term, medium-term, and long-term funding to meet Polestar's capital needs.
Current and non-current Liabilities to credit institutions
During the periods presented in the accompanying Unaudited Condensed Consolidated Financial Statements, Polestar utilized several short-term working capital loans, primarily originating from European and Chinese banking partners. These existing and developing relationships provide Polestar with a reliable source of short-term liquidity. All short-term working capital loans that have come due during the periods presented have been repaid on-time. Short-term working capital loans are primarily used for the purposes of achieving sales volumes. Current Liabilities to credit institutions are in the form of loans from banks, floor plan facilities, and sale leaseback facilities.
On February 22, 2024, Polestar entered into its first non-current loan agreement with credit institutions. This was in the form of a syndicated multicurrency green trade facility with 12 banks including Standard Chartered Bank acting as agent and security agent. The facility consists of two tranches: Facility A (EUR denominated at €336.1 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $576.6 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of utilizations due in full at the end of the period, including any unpaid interest and other fees. The facilities are secured by interest reserve accounts pledges with an aggregate of three months interest deposited upon utilization of available credit. As of June 30, 2024, Polestar had fully utilized its borrowing capacity and drawn down on $936.2 million.
This syndicated loan is subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359.9 million for 2024, minimum quarterly cash levels of €400 million, and maximum quarterly financial indebtedness of $5,500 million.
Polestar's green trade facility entered into on February 28, 2022 is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated loan.
As of June 30, 2024, Polestar had total Current liabilities to credit institutions and Non-current liabilities to credit institutions outstanding of $1,539.3 million and $936.2 million, respectively. Refer to Note 14 - Liabilities to credit institutions for information on Polestar's working capital loans outstanding as of June 30, 2024.
Comparison of the six months ended June 30, 2024 and 2023
As of June 30, 2024, Polestar had Cash and cash equivalents of $668.9 million as compared to $768.3 million as of December 31, 2023. Cash and cash equivalents consist of cash in banks with an original term of three months or less. As of June 30, 2024, the Group had restricted cash of $21.5 million which is presented within Other non-current assets in the Unaudited Condensed

Consolidated Statement of Financial Position (as restated). As of December 31, 2023, the Group had restricted cash of $1.8 million which is presented as Other non-current assets in the Unaudited Condensed Consolidated Statement of Financial Position (as restated). The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows (as restated) for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Variance
	2024	2023	$
	(Restated)	(Restated)
Cash used for operating activities	(267,671)	(666,746)	399,075
Cash used for investing activities	(272,689)	(279,168)	6,479
Cash provided by financing activities	461,391	1,067,857	(606,466)
Cash used for operating activities
Cash used for operating activities for the six months ended June 30, 2024 was $267.7 million, a decrease of $399.0 million compared to $666.7 million for the six months ended June 30, 2023. The change is primarily attributable to positive changes in working capital during the six months ended June 30, 2024.
Cash provided by changes in inventories for the six months ended June 30, 2024 was a cash inflow of $160.8 million, an increase of $350.0 million compared to cash outflow of $189.2 million for the six months ended June 30, 2023. This change is primarily due to greater vehicle sales relative to vehicles produced for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash provided by changes in trade receivables, prepaid expenses, and other assets for the six months ended June 30, 2024 was a cash inflow of $98.6 million, an increase of $38.3 million compared to a cash inflow of $60.3 million for the six months ended June 30, 2023.This change is primarily due to a $45.2 million decrease in Trade receivables from related parties, reflecting higher collections from Volvo Cars in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash used for trade payables, accrued expenses, and other liabilities for the six months ended June 30, 2024 was a cash outflow of $3.2 million, a decrease of $135.5 million compared to a cash outflow of $138.7 million for the six months ended June 30, 2023. This change is primarily due to $231.2 million in lower settlements of trade payables to Volvo Cars for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash provided by contract liabilities for the six months ended June 30, 2024 was a cash inflow of $24.2 million, a decrease of $2.8 million compared to a cash inflow of $27.0 million for the six months ended June 30, 2023. This is primarily due to lower volumes of Polestar 2 sales.
Cash used to pay interest for the six months ended June 30, 2024 was $146.2 million, an increase of $97.5 million compared to $48.7 million for the six months ended June 30, 2023. The change is primarily due to $89.1 million in higher interest paid to credit institutions related to working capital loans for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash used for investing activities
Cash used for investing activities for the six months ended June 30, 2024 was $272.7 million, an increase of $6.5 million compared to $279.2 million for the six months ended June 30, 2023. The change is primarily related to a $41.0 million increase in Additions to property, plant, and equipment, an increase of $34.3 million due to the capital injection into Polestar Times Technology, and an increase of $21.5 million in restricted deposits related to the syndicated multicurrency green trade facility covenant requiring Polestar to keep cash restricted, equivalent to the interest expense of the current interest period for the six months ended June 30, 2024. These increases were offset by a decrease in Additions to intangible assets of $104.9 million for the six months ended June 30, 2024.
Cash provided by financing activities
Cash provided by financing activities for the six months ended June 30, 2024 was $461.4 million, a decrease of $606.5 million compared to $1,067.9 million for the six months ended June 30, 2023. The change was primarily the result of decreased liquidity provided by draw-downs on short-term working capital facilities with Chinese and European banking partners coupled with increased principal repayments on maturing loans during the six months ended June 30, 2024. Polestar’s borrowings provided $1,341.2 million in gross cash proceeds during the period, of which $952.8 million was sourced from a syndicated multicurrency green trade facility, $134.1 million was sourced from short-term working capital facilities with Chinese banking partners, $143.2 million was sourced from a green trade revolving credit facility with a syndicate of European banks, and $111.1 million was sourced from multiple low-value floorplan and sale-leaseback facilities, including the facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $867.2 million during the period, of which $212.5 million was used to settle short-term working capital facilities with Chinese banking partners, $553.5 million was used to settle amounts due on the green trade revolving credit facility, and $101.3 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the facility with Volvo Cars. Additionally, $12.5 million was used to settle amounts due on lease liabilities.
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property.

The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2024. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. The capital and minimum purchase amounts presented within the following table decreased as a result of Management determining that certain previously disclosed contracts contained cancellation terms indicating the Company had no contractual commitment upon signing. Refer to Note 18 - Restatement of prior period unaudited interim financial statements for details of restatement of other Contractual obligations and commitments.

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	Between 1-5 years	After 5 years
Capital commitments[1]	131,981	131,981	—	—
Minimum purchase commitments[2]	438,205	157,842	258,181	22,182
Credit facilities, including sale leasebacks and floor plans[3]	2,486,620	1,539,331	947,289	—
Other liabilities, including floor plans - related parties[4]	1,863,787	193,562	1,632,147	38,078
Lease obligations including related parties[5]	121,210	34,990	74,185	12,035
Total	$5,041,803	$2,057,706	$2,911,802	$72,295
1.Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of upcoming PS3 models, PS4, PS5 and PS6. Additionally, the remaining capital injections Polestar will provide Polestar Times Technology are included herein.
2.Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. These amounts reflect Polestar's minimum payment obligation under these contracts.
3.Refer to Note 14 - Liabilities to credit institutions for further details on Polestar's credit facilities including sale leasebacks and floor plans.
4.Refer to Note 15 - Related party transactions for further details.
5.Refer to Note 6 - Leases for further details.
Off-balance sheet arrangements
Other than the capital commitments mentioned in “Contractual obligations and commitments” in this Form 6-K/A, Polestar does not maintain any off-balance sheet activities, arrangements, or relationships with unconsolidated entities (e.g., special purpose vehicles and structured finance entities) or persons that have a material current effect, or are reasonably likely to have a material future effect, on Polestar’s Consolidated Financial Statements.
Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
Non-GAAP financial measures include adjusted EBITDA, adjusted net loss, and adjusted free cash flow.
Adjusted EBITDA
Adjusted EBITDA is calculated as Net loss, adjusted for Fair value change - Earn-out rights, Fair value change - Class C Shares, interest income, interest expense, Income tax expense, and depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.
Adjusted Net Loss
Adjusted net loss is calculated as Net loss, adjusted to exclude Fair value change - Earn-out rights, Fair value change - Class C Shares. This measure represents Net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar's core business operations.
Adjusted Free Cash Flow

Adjusted free cash flow is calculated as Cash used for operating activities, adjusted to exclude cash flows used for property, plant and equipment and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.
Reconciliation of GAAP and Non-GAAP Results
All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures for the six months ended June 30, 2023 and June 30, 2024 have been restated. Refer to Note 18 - Restatement of prior period unaudited interim financial statements for details.
Adjusted EBITDA

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Net loss	(543,878)	(341,543)
Fair value change - Earn-out rights	(139,638)	(232,995)
Fair value change - Class C Shares	(2,500)	(10,750)
Interest income	(5,606)	(12,489)
Interest expense	163,065	76,176
Income tax expense	14,315	5,331
Depreciation and amortization expense	22,769	53,204
Adjusted EBITDA	$(491,473)	$(463,066)
Adjusted Net Loss

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Net loss	(543,878)	(341,543)
Fair value change - Earn-out rights	(139,638)	(232,995)
Fair value change - Class C Shares	(2,500)	(10,750)
Adjusted net loss	$(686,016)	$(585,288)
Adjusted Free Cash Flow

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Net cash used for operating activities	(267,671)	(666,746)
Additions to property, plant and equipment	(83,884)	(42,948)
Additions to intangible assets	(133,049)	(237,930)
Adjusted free cash flow	$(484,604)	$(947,624)
Critical accounting estimates
Polestar did not have any new accounting estimates applied during the six months ended June 30, 2024 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements. See Form 20-F/A filed with the SEC on April 23, 2025, for critical accounting estimates for the year ended December 31, 2023.

The Polestar Group
Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and for
the Six months ended June 30, 2024 and 2023

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Financial Statements — For the Six months ended June 30, 2024 and 2023

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) for the Six months ended June 30, 2024 and 2023	F-3
Unaudited Condensed Consolidated Statement of Financial Position (as restated) as of June 30, 2024 and December 31, 2023	F-4
Unaudited Condensed Consolidated Statement of Changes in Equity (as restated) for the Six months ended June 30, 2024 and 2023	F-6
Unaudited Condensed Consolidated Statement of Cash Flows (as restated) for the Six months ended June 30, 2024 and 2023	F-7
Notes to Unaudited Condensed Consolidated Financial Statements (as restated)	F-8

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated)
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the six months ended June 30,
	Note	2024	2023
		(Restated)[1]	(Restated)[1]
Revenue	3	909,247	1,236,365
Cost of sales		(932,533)	(1,214,750)
Gross profit/(loss)		(23,286)	21,615
Selling, general, and administrative expense		(450,465)	(474,607)
Research and development expense		(24,312)	(83,050)
Other operating income, net		21,913	38,559
Operating loss		(476,150)	(497,483)
Finance income		8,077	12,489
Finance expense		(199,278)	(94,963)
Fair value change - Earn-out rights	11	139,638	232,995
Fair value change - Class C Shares	11	2,500	10,750
Share of losses in associates	5	(4,350)	—
Loss before income taxes		(529,563)	(336,212)
Income tax expense		(14,315)	(5,331)
Net loss		(543,878)	(341,543)
Net loss per share (in U.S. dollars)	7
Class A - Basic and Diluted		(0.26)	(0.16)
Class B - Basic and Diluted		(0.26)	(0.16)

Consolidated Statement of Comprehensive Loss

Net loss		(543,878)	(341,543)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(23,807)	(27,502)
Total other comprehensive loss		(23,807)	(27,502)
Total comprehensive loss		(567,685)	(369,045)
1 - Refer to Note 18 - Restatement of prior period unaudited interim financial statements for reconciliations between originally reported and as revised amounts.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Financial Position (as restated)
(in thousands of U.S. dollars unless otherwise stated)

	Note	June 30, 2024	December 31, 2023
		(Restated)[1]
Assets
Non-current assets
Intangible assets and goodwill	8	1,465,902	1,418,707
Property, plant, and equipment	6, 9	556,869	476,039
Vehicles under operating leases	6	69,512	70,223
Other non-current assets	10	27,581	9,733
Deferred tax asset		37,058	42,336
Other investments	10	2,285	2,414
Total non-current assets		2,159,207	2,019,452
Current assets
Cash and cash equivalents	10	668,911	768,264
Trade receivables	10	146,334	126,716
Trade receivables - related parties	10, 15	38,242	61,026
Accrued income - related parties	10, 15	34,135	152,605
Inventories	12	714,029	927,686
Current tax assets		14,261	12,657
Other current assets	10	226,706	214,228
Other current assets - related parties	10, 15	2,904	9,576
Total current assets		1,845,522	2,272,758
Total assets		4,004,729	4,292,210
Equity
Share capital		(21,169)	(21,168)
Other contributed capital		(3,621,961)	(3,615,187)
Foreign currency translation reserve		49,446	25,639
Accumulated deficit		5,405,585	4,861,707
Total equity	13	1,811,901	1,250,991
Liabilities
Non-current liabilities
Non-current contract liabilities	3	(59,651)	(63,153)
Deferred tax liabilities		(3,530)	(3,335)
Other non-current provisions		(97,798)	(103,608)
Other non-current liabilities	10	(51,896)	(127,423)
Earn-out liability	10, 11	(15,764)	(155,402)
Non-current liabilities to credit institutions	10, 14	(936,217)	—
Other non-current interest-bearing liabilities	6, 10	(43,248)	(54,439)
Other non-current interest-bearing liabilities - related parties	15	(1,400,095)	(1,413,257)
Total non-current liabilities		(2,608,199)	(1,920,617)
Current liabilities
Trade payables	10	(80,967)	(92,441)
Trade payables - related parties	10, 15	(404,233)	(275,704)
Accrued expenses - related parties	10, 15	(198,970)	(446,038)
Advance payments from customers	10	(18,694)	(16,415)
Current provisions		(85,493)	(88,745)
Current liabilities to credit institutions	10, 14	(1,539,331)	(2,026,665)
Current tax liabilities		(6,152)	(11,363)
Interest-bearing current liabilities	6, 10	(16,857)	(19,547)
Interest-bearing current liabilities - related parties	10, 15	(89,970)	(73,814)
Current contract liabilities	3	(51,093)	(74,879)
Class C Shares liability	10, 11	(3,500)	(6,000)
Other current liabilities	10	(691,044)	(489,747)
Other current liabilities - related parties	10, 15	(22,127)	(1,226)
Total current liabilities		(3,208,431)	(3,622,584)

Total liabilities	(5,816,630)	(5,543,201)
Total equity and liabilities	(4,004,729)	(4,292,210)
1 - Refer to Note 18 - Restatement of prior period unaudited interim financial statements for reconciliations between originally reported and as revised amounts.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Changes in Equity (as restated)
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2023		(21,165)	(3,584,232)	15,496	3,679,832	89,931
Net loss - (Restated)		—	—	—	341,543	341,543
Other comprehensive loss - (Restated)		—	—	27,502	—	27,502
Total comprehensive loss - (Restated)		—	—	27,502	341,543	369,045
Equity-settled share-based payment		(2)	(2,656)	—	—	(2,658)
Balance as of June 30, 2023 - (Restated)		(21,167)	(3,586,888)	42,998	4,021,375	456,318

Balance as of January 1, 2024		(21,168)	(3,615,187)	25,639	4,861,707	1,250,991
Net loss - (Restated)		—	—	—	543,878	543,878
Other comprehensive loss - (Restated)		—	—	23,807	—	23,807
Total comprehensive loss - (Restated)		—	—	23,807	543,878	567,685
Equity-settled share-based payment - (Restated)		(1)	(6,774)	—	—	(6,775)
Balance as of June 30, 2024 - (Restated)		(21,169)	(3,621,961)	49,446	5,405,585	1,811,901

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows (as restated)
(in thousands of U.S. dollars unless otherwise stated)

		For the six months ended June 30,
	Note	2024	2023
		(Restated)	(Restated)
Cash flows from operating activities
Net loss		(543,878)	(341,543)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	6, 8, 9	22,769	53,204
Warranty provisions		8,697	34,616
Impairment of inventory	12	31,682	11,795
Finance income		(8,077)	(12,489)
Finance expense		199,278	94,963
Fair value change - Earn-out rights	11	(139,638)	(232,995)
Fair value change - Class C Shares	11	(2,500)	(10,750)
Income tax expense		14,315	5,331
Share of losses in associates	5	4,350	—
Loss on derecognition and disposal of property, plant, and equipment and intangible assets		—	2,070
Litigation provisions		2,784	—
Other provisions		15,826	14,873
Unrealized exchange gain on trade payables		(5,629)	(5,022)
Other non-cash expense and income		7,627	7,397
Change in operating assets and liabilities:
Inventories		160,813	(189,201)
Contract liabilities		24,204	26,955
Trade receivables, prepaid expenses, and other assets		98,623	60,334
Trade payables, accrued expenses, and other liabilities		(3,196)	(138,705)
Interest received		5,606	12,489
Interest paid		(146,199)	(48,667)
Taxes paid		(15,128)	(11,401)
Cash used for operating activities		(267,671)	(666,746)
Cash flows from investing activities
Additions to property, plant, and equipment	9	(83,884)	(42,948)
Additions to intangible assets	8	(133,049)	(237,930)
Additions to investment in associates	5	(34,300)	—
Additions to other non-current assets		(21,490)	—
Proceeds from sale of property, plant, and equipment		34	1,710
Cash used for investing activities		(272,689)	(279,168)
Cash flows from financing activities
Change in restricted deposits		—	—
Proceeds from short-term borrowings		388,420	1,678,381
Proceeds from long-term borrowings		952,754	—
Repayments of borrowings		(867,249)	(598,953)
Repayments of lease liabilities		(12,534)	(11,571)
Cash provided by financing activities		461,391	1,067,857
Effect of foreign exchange rate changes on cash and cash equivalents		(20,384)	(38,408)
Net (decrease) increase in cash and cash equivalents		(99,353)	83,535
Cash and cash equivalents at the beginning of the period		768,264	973,877
Cash and cash equivalents at the end of the period		668,911	1,057,412
1 - Refer to Note 18 - Restatement of prior period unaudited interim financial statements for reconciliations between originally reported and as revised amounts.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar," “Polestar Group,” and the “Group," is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, branding and marketing, and the commercialization and selling of battery electric vehicles, and related technology solutions. Polestar Group's current lineup of battery electric vehicles consists of the Polestar 2 ("PS2"), a premium fast-back sedan, the Polestar 3 ("PS3"), a luxury aero sport-utility vehicle, the Polestar 4 ("PS4"), a premium sport utility vehicle, the Polestar 5 ("PS5"), a luxury sport grand-touring sedan, and the Polestar 6 ("PS6"), a luxury roadster. As of June 30, 2024, the PS2, PS3, and PS4 are in production while the remaining vehicles are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.
As of June 30, 2024, related parties owned 81.8% of the Group. The remaining 18.2% of the Group was owned by external investors. As of December 31, 2023, related parties owned 88.3% of the Group. The remaining 11.7% of the Group was owned by external investors.
Basis of preparation
The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”) and UK-adopted international accounting standards. The Unaudited Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going concern
Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2024-2028 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar’s ability to continue as a going concern. All information available to management, including cash flow forecasts, liquidity forecasts, and internal risk assessments, pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.
As a result of scaling up commercialization and continued capital expenditures related to the PS2, PS3, PS4, PS5, and PS6, managing the Company’s liquidity profile and funding needs remains one of management’s key priorities. If Polestar is not able to raise the necessary funds through operations, equity raises, debt financing, or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and commercialization efforts. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2024 and 2023 amounted to $543,878 and $341,543, respectively. Negative operating and investing cash flows for the six months ended June 30, 2024 and 2023 amounted to $540,360 and $945,914, respectively. Management’s 2024-2028 business plan indicates that Polestar will generate negative operating cash flows in the near future and positive operating cash flows starting the second half of 2025; investing cash flows of Polestar will continue to be negative in the near and long-term future due to the nature of Polestar’s business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, shareholder loans with related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
During the six months ended June 30, 2024, Polestar demonstrated efforts towards achieving liquidity targets in management's 2024-2028 business plan by:
•Securing long-term financing support from credit institutions; and
•Entering into multiple short-term working capital loan arrangements with banking partners in China.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Polestar is party to financing instruments during the 12 months following the reporting period that contain financial covenants with which Polestar must comply. A failure to comply with such covenants may result in an event of default that could have material adverse effects on the business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all covenants in future periods. Remedies to an event of default include proactively applying for a covenant waiver prior to such event of default occurring.
Based on these circumstances, management reasonably expects there to be sufficient liquidity in the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements in order for Polestar to meet its cash flow requirements, but there is substantial doubt about Polestar’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Adoption of new and revised standards
Effects of new and amended IFRS
Management has concluded the adoption of new standards and amendments effective from January 1, 2024 did not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 2 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”) on April 23, 2025.
New and amended IFRS issued by not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective during the six months ended June 30, 2024, will not have a material impact on the Group’s financial statements, unless otherwise noted.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027.
In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
In May 2024, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures ("IFRS 7"), and IFRS 9, Financial Instruments ("IFRS 9"), which clarify certain elements of recognition, derecognition, classification, measurement, and disclosure of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
Presentation, basis of consolidation, segment reporting, and foreign currency
For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 2 - Significant accounting policies and judgements and Note 3 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F/A filed with the SEC on April 23, 2025. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
Restatement
Current Restatement
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2024, management identified misstatements pertaining to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2024 and 2023. The errors identified during 2024 relate to balance sheet errors concerning the Company's unique tooling, a reclassification of cash flows between operating and investing activities and other smaller errors that were corrected as part of the restatement process.
Prior Restatement included in the withdrawn 6-K filed on September 30, 2024 ("Prior Restatement")
The comparative disclosures in the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2023 were previously restated to align its presentation with the revisions during 2023 and correct for the carryforward impacts of the misstatements in our previously issued 2021 and 2022 annual financial statements. The prior period errors relate primarily to (i) accounting for inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes.
The accompanying notes to the Unaudited Condensed Consolidated Financial Statements reflect the impact of these revisions. Refer to Note 18 - Restatement of prior period unaudited interim financial statements for reconciliations between originally reported and as revised interim amounts.
Accounting policies and use of estimates and judgements
Polestar Group continues to apply the same accounting policies, methods, estimates, and judgements as described in Note 2 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three year

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
s ended December 31, 2023, that were included in the Form 20-F/A filed with the SEC on April 23, 2025. Management reviews its estimates and judgements on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Actual results could differ materially from those estimates using different assumptions or under different conditions. The Group did not have any events or new instruments requiring the application of new critical estimates and judgements during the six months ended June 30, 2024. However, the latest inputs to existing instruments requiring critical estimates and judgements utilized by the Group during the six months ended June 30, 2024 are detailed below. Additions to the Group's accounting policies and methods due to new events that occurred during the six months ended June 30, 2024 are included below as well.
Earnings per share
Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.
EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs and RSAs[1]	Treasury share[2]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Credit Facilities with Volvo Cars and Geely	If the instrument is converted, the number of shares issued on the date of the conversion
1 - Restricted Stock Awards ("RSAs") are related to the Group's employee stock purchase plan implemented in January 2024.
2 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Financial instruments
Trade receivables factoring
In situations where Polestar Group enters into an arrangement to sell trade receivables to a third party (i.e., a factor) at a discount, the sale is accounted for in accordance with IFRS 9, Financial Instruments ("IFRS 9"). Polestar Group evaluates whether these transactions are with or without recourse and applies the derecognition criteria in IFRS 9 to determine if substantially all the risks and rewards of the trade receivables have been transferred to the factor.
For arrangements without recourse, where substantially all risks and rewards have been transferred in exchange for cash, the trade receivables are derecognized. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the trade receivables are not derecognized, and the cash received from the purchaser is accounted for as secured borrowing.
Cash flows from factoring without recourse of trade receivables are classified as cash flows from operating activities in the Unaudited Condensed Consolidated Statement of Cash Flows (as restated) while cash flows from factoring with recourse are classified as cash flows from financing activities.
Fair value measurement
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position (as restated) as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of June 30, 2024, the fair value of the Class C-2 Shares was determined to equal $630 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.79 per share, an implied volatility of 225%, a risk-free rate of 4.47%, a dividend yield of 0%, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 11 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position (as restated) to align with the expected timing of the underlying earn-out payments. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a remaining term of 3.48 years, the five earn-out tranches, and the probability of the Class A Shares in the Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in the Parent to the Former Parent. As of June 30, 2024, the fair value of the earn-out was determined to equal $15,764 by leveraging an implied volatility of 80% and a risk-free rate of 4.43%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 11 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Note 3 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Sales of vehicles[1]	888,652	1,208,791
Sales of software and performance engineered kits	7,891	11,419
Sales of carbon credits	40	532
Vehicle leasing revenue	11,566	7,493
Other revenue	1,098	8,130
Total	$909,247	$1,236,365
1 - Revenue related to sale of vehicles are inclusive of extended and connected services recognized over time.
For the six months ended June 30, 2024 and 2023, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, software performance upgrades and sale of technology to other related parties.
For the six months ended June 30, 2024 no sole customer, that is not a related party, exceeded 10% of total revenue. For the six months ended June 30, 2023, the Group’s largest customer that is not a related party accounted for $271,246 (22%) of revenue. Refer to Note 15—Related party transactions for further details on revenues from related parties.
Refund liabilities
For the six months ended June 30, 2024 and 2023, the Group reduced revenue by $98,991 and $51,633 for amounts related to variable consideration due to customers or service providers incentivizing contracts with customers, primarily in the form of volume related bonuses or discounts, residual value guarantees, and interest rate subvention schemes.
Contract liabilities

	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2024	47,505	39,565	50,962	138,032
Provided for during the period - (Restated)	13,529	4,687	4,212	22,428
Released during the period	(12,821)	(3,049)	(29,445)	(45,315)
Translation differences and other	(1,316)	(2,117)	(968)	(4,401)
Balance as of June 30, 2024 - (Restated)	$46,897	$39,086	$24,761	$110,744
of which current - (Restated)	21,673	6,389	23,031	51,093
of which non-current - (Restated)	25,224	32,697	1,730	59,651
As of June 30, 2024, contract liabilities amounted to $110,744, which was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.
Note 4 - Geographic information
Presentation, basis of consolidation, segment reporting, and foreign currency

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 2 - Significant accounting policies and judgements and Note 3 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 that were included in the Form 20-F/A filed with the SEC on April 23, 2025. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
The following tables show the breakdown of the Group’s revenue from external customers and non-current assets by geographical location where the Polestar company recognizing the revenue is located:

	For the six months ended June 30,
Revenue	2024	2023
	(Restated)	(Restated)
United Kingdom	143,916	286,812
Sweden	139,768	168,146
USA	131,380	225,002
Germany	77,297	118,961
China	66,469	19,848
Norway	56,162	32,024
Belgium	46,981	47,490
Netherlands	42,456	50,171
Canada	41,399	62,130
Denmark	41,172	27,836
Australia	36,786	48,163
Korea	13,908	19,469
Switzerland	12,973	19,290
Finland	12,656	24,184
Italy	4,118	28,051
Other regions[1]	41,806	58,788
Total	$909,247	$1,236,365
1 - Revenue: Other regions primarily consist of Spain, Austria, and Luxembourg in June 2024.Other regions primarily consist of Austria, Spain and Ireland in 2023.

	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Non-current assets[2]
Sweden	1,397,053	1,305,295
China	574,643	549,531
United Kingdom	36,439	32,342
Germany	34,275	27,058
USA	4,965	5,017
Other regions[3]	44,908	45,726
Total	$2,092,283	$1,964,969
2 - Non-current assets: excludes financial assets, Deferred tax assets, Other non-current assets, and Other investments.
3 - Other regions primarily consist of Belgium, Australia, and Switzerland in June 2024 and Switzerland, Australia, Belgium, and Spain in 2023.
Note 5 - Investment in associates
In January 2024, Polestar's investee in China, Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"), selected Nanjing as its final province of registration. The investee was renamed Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). On February 29, 2024, Polestar Times Technology, Polestar, Xingji Meizu, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (the "Nanjing Investor") entered an agreement for Polestar Times Technology to receive an additional $60,360 in capital from the Nanjing Investor over four installments in exchange for equity; subject to Polestar Times Technology achieving certain increased paid-in capital and invoiced sales thresholds in Nanjing province. Additionally, Polestar Times Technology can receive an additional $148,298 in the form of capital reserves from the Nanjing Investor over the four installments. In the event Polestar Times Technology achieves these thresholds and secures the investment installments from the Nanjing Investor, Polestar's ownership in Polestar Times Technology will decrease from 49% to 37.6% over time. As of the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance, Polestar has injected total cash of $34,300 into Polestar Times Technology and maintains 46.2% ownership.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
In the event of the dissolution of Polestar Times Technology and if Polestar Times Technology's assets are insufficient to meet its debt obligations, shareholders who have not fully made their required capital contributions and other shareholders existing at the time of establishment of the company, may be held jointly responsible for the remaining debts, limited to the value of their unpaid contributions.
Sales of vehicles
During the six months ended June 30, 2024, the probability of collecting consideration in exchange for vehicles sold to Polestar Times Technology remained remote due to Polestar Times Technology's lack of available liquidity. While Polestar did collect consideration from Polestar Times Technology during the six months ended June 30, 2024 for certain vehicles sold during the year ended December 31, 2023 and the six months ended June 30, 2024, the circumstances regarding Polestar Times Technology's liquidity have not been improved. As such, the Group's accounting for sales of vehicles to Polestar Times Technology remained unchanged from the year ended December 31, 2023. During the six months ended June 30, 2024, the Group collected consideration and recognized revenue related to sales of vehicles for $61,650 of which $31,298 pertained to vehicles delivered during the year ended December 31, 2023 and $30,352 pertained to vehicles delivered during the six months ended June 30, 2024. As of June 30, 2024, the Group remains unpaid for 542 vehicles delivered to Polestar Times Technology during the six months ended June 30, 2024; totaling $19,850 of unrecognized revenue.
The following table summarizes the activity related to Polestar's investment in Polestar Times Technology:

Balance as of January 1, 2024	—
Investment in Polestar Times Technology	4,900
Elimination of effects of downstream sales	(550)
Recognized share of losses in Polestar Times Technology	(4,350)
Balance as of June 30, 2024	$—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Times Technology:

Unrecognized balance as of January 1, 2024	(1,407)
Unrecognized effects of downstream sales	(6,386)
Unrecognized share of losses in Polestar Times Technology	(29,231)
Unrecognized balance as of June 30, 2024	$(37,024)
The following table provides summarized financial information from Polestar Times Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment:

For the six months ended June 30,
2024
Polestar's percentage ownership interest	46.2%
Non-current assets	44,759
Current assets	60,806
Non-current liabilities	(21,379)
Current liabilities	(132,663)
Net liabilities	$(48,477)
Less capital reserves	(29,492)
Adjusted Net liabilities	$(77,969)
The Group's share of net liabilities	(36,021)
Elimination of effects of downstream sales	(550)
Unrecognized effects of downstream sales	6,386
Unrecognized losses in Polestar Times Technology	29,231
Other reconciling items	954
Carrying amount of the Group's investment in Polestar Times Technology	$—

Revenue	44,490
Net loss	(70,851)
Other comprehensive loss	(1,836)
Total comprehensive loss	(72,687)
The Group's share of losses in Polestar Times Technology	$(33,581)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 6 - Leases
Polestar Group as Lessee
As a lessee, Polestar Group primarily leases buildings and manufacturing production equipment. The Group also has short-term and low value leases related to the leasing of temporary spaces and small IT equipment, respectively. The lease term for land and buildings is generally 2-15 years with the exception of one long term land lease with a term of 50 years. The lease term for machinery and equipment is generally 2-6 years.
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2024	122,613	49,832	172,445
Addition	4,768	3,446	8,214
Cancellations	(10,858)	(1,282)	(12,140)
Remeasurement	—	(288)	(288)
Effect of foreign currency exchange differences	(4,063)	(1,082)	(5,145)
Balance as of June 30, 2024 - (Restated)	$112,460	$50,626	163,086

Accumulated depreciation
Balance as of January 1, 2024	(34,291)	(39,152)	(73,443)
Depreciation expense	(11,420)	(1,815)	(13,235)
Depreciation expense capitalized to inventory	—	(316)	(316)
Cancellations	2,913	1,068	3,981
Effect of foreign currency exchange differences	1,319	141	1,460
Balance as of June 30, 2024- (Restated)	$(41,479)	$(40,074)	$(81,553)

Carrying amount as of June 30, 2024 (Restated)	$70,981	$10,552	$81,533
Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) are as follows:

	For the six months ended June 30,
	2024	2023
Income from sub-leasing right-of-use assets	1,132	527
Expense relating to short-term leases	(269)	(495)
Expense relating to lease of low value assets	(4)	(6)
Interest expense on leases	(3,706)	(2,166)
The current and non-current portion of the Group’s lease liabilities are as follows:

	As of June 30, 2024	As of December, 31, 2023
Current lease liability	16,857	19,547
Current lease liabilities - related parties	15,039	10,628
Non-current lease liability	43,248	54,439
Non-current lease liabilities - related parties	32,918	42,634
Total	$108,062	$127,248
Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Within 1 year	34,990	32,685
Between 1 and 2 years	32,400	33,275
Between 2 and 3 years	18,551	28,033
Between 3 and 4 years	13,291	18,634
Between 4 and 5 years	9,943	11,463
Later than 5 years	12,035	15,458
Total	$121,210	$139,548
For the six months ended June 30, 2024, total cash outflows for leases, inclusive of interest paid, amounted to $16,240.
Polestar Group as Lessor
As a lessor, revenue recognized from operating leases is as follows:

	For the six months ended June 30,
	2024	2023
Vehicle leasing revenue	11,566	7,493
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2024	141,448
Reclassification from inventory	43,503
Reclassification to inventory - (Restated)	(44,455)
Effect of foreign currency exchange rate differences	(4,716)
Balance as of June 30, 2024 - (Restated)	$135,780
Accumulated depreciation
Balance as of January 1, 2024	(71,225)
Reclassification to inventory - (Restated)	6,047
Depreciation expense	(2,189)
Effect of foreign currency exchange rate differences	1,099
Balance as of June 30, 2024 - (Restated)	$(66,268)
Carrying amount as of June 30, 2024 - (Restated)	$69,512
Note 7 - Net loss per share
The following table presents the computation of basic and diluted net loss per share for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
	Class A and B Common
Net loss attributable to common shareholders	(543,878)	(341,543)
Weighted-average number of common shares outstanding:
Basic and diluted	2,110,214	2,109,952

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Net loss per share (in ones):
Basic and diluted	(0.26)	(0.16)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
Earn-out Shares	158,177,609	158,177,609
Class C-1 Shares	20,499,965	20,499,965
Class C-2 Shares	4,500,000	4,500,000
PSUs	5,084,454	2,326,794
RSUs	11,752,934	708,968
Marketing consulting services agreement	—	62,500
RSAs	410,746	—
Total antidilutive shares	200,425,708	186,275,836
Note 8 - Intangible assets and goodwill
The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Intangible assets	1,418,135	1,368,259
Goodwill and trademarks	47,767	50,448
Total	$1,465,902	$1,418,707
Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2024	310,450	11,380	1,836,487	2,158,317
Additions - (Restated)[1]	81,434	356	60,033	141,823
Effect of foreign currency exchange rate differences - (Restated)	(16,575)	(842)	(85,193)	(102,610)
Balance as of June 30, 2024 - (Restated)	$375,309	$10,894	$1,811,327	$2,197,530
Accumulated amortization and impairment
Balance as of January 1, 2024	(18,789)	(1,548)	(769,721)	(790,058)
Amortization expense	—	(689)	(3,166)	(3,855)
Amortization capitalized into inventory	(299)	—	(11,298)	(11,597)
Effect of foreign currency exchange rate differences	1,027	104	24,984	26,115
Balance as of June 30, 2024 - (Restated)	$(18,061)	$(2,133)	$(759,201)	$(779,395)

Carrying amount as of January 1, 2024	$291,661	$9,832	$1,066,766	$1,368,259
Carrying amount as of June 30, 2024 - (Restated)	$357,248	$8,761	$1,052,126	$1,418,135
1 – Of $141,823 in additions for the six months ended June 30, 2024, $93,134 has been settled in cash. These $93,134 are included in the $133,049 cash used for investing activities related to additions to intangible assets, and the remaining $51,817 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2024.
Additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes, for the six months ended June 30, 2024. Additions of acquired IP during the six months ended June 30, 2024 were primarily related to acquisitions of Polestar 3 IP from Volvo Cars and Polestar 4 IP from Geely. Polestar also acquired IP related to model years changes of the Polestar 2 from Volvo Cars. Refer to Note 15 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks during the period were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	Goodwill	Trademarks	Total
Balance as of January 1, 2024	48,061	2,387	50,448
Effect of foreign currency exchange rate differences	(2,554)	(127)	(2,681)
Balance as of June 30, 2024	$45,507	$2,260	$47,767
Note 9 - Property, plant, and equipment
As of June 30, 2024, and December 31, 2023, Property, plant and equipment (or "PPE") is recognized in the Unaudited Condensed Consolidated Statement of Financial Position (as restated) with carrying amounts of $556,869 and $476,039, respectively. Of these amounts, $70,981 and $88,322 is related to ROU assets for leased buildings and land, and $10,552 and $10,680 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 6 - Leases for more details on the Group's ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition Cost
Balance as of January 1, 2024	$8,916	$180,945	$251,638	$441,499
Additions[1] - (Restated)	2,732	11,058	101,211	115,001
Divestments and disposals	—	(70)	—	(70)
Reclassifications - (Restated)	1,962	111,104	(113,066)	—
Effect of foreign currency exchange differences - (Restated)	(269)	(6,005)	(6,119)	(12,393)
Balance as of June 30, 2024 - (Restated)	$13,341	$297,032	$233,664	$544,037
Depreciation and impairment
Balance as of January 1, 2024	(2,709)	(61,174)	(579)	(64,462)
Depreciation expense - (Restated)	(1,287)	(2,203)	—	(3,490)
Depreciation capitalized into inventory - (Restated)	—	(2,000)	—	(2,000)
Divestments and disposals	—	34	—	34
Effect of foreign currency exchange differences - (Restated)	159	1,058	—	1,217
Balance as of June 30, 2024 - (Restated)	$(3,837)	$(64,285)	$(579)	$(68,701)

Carrying amount at June 30, 2024 - (Restated)	$9,504	$232,747	$233,085	$475,336
1 - Of $115,001 in additions for the six months ended June 30, 2024, $64,464 has been settled in cash. These $64,464 are included in the $83,884 in the cash-flow from investing activities related to additions to property, plant and equipment, and the remaining $19,420 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2024.
Note 10 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of June 30, 2024				As of December, 31, 2023
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,285	2,285	—	—	2,414	2,414
Total financial assets measured at FVTPL	$—	$—	$2,285	$2,285	$—	$—	$2,414	$2,414

Earn-out rights	—	—	15,764	15,764	—	—	155,402	155,402
Class C-1 Shares	2,870	—	—	2,870	4,920	—	—	4,920
Class C-2 Shares	—	630	—	630	—	1,080	—	1,080
Total financial liabilities measured at FVTPL	$2,870	$630	$15,764	$19,264	$4,920	$1,080	$155,402	$161,402
Refer to Note 1 - Overview and basis of preparation and Note 11 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	As of June 30, 2024	As of December, 31, 2023
Cash and cash equivalents	668,911	768,264
Trade receivables and trade receivables - related parties - (Restated)	184,576	187,742
Accrued income - related parties	34,135	152,605
Restricted cash	21,490	1,834
Other current receivables and other current receivables - related parties	18,056	35,496
Other non-current receivables	6,091	9,733
Total financial assets measured at amortized cost - (Restated)	$933,259	$1,155,674

Current and non-current liabilities to credit institutions - (Restated)	2,475,548	2,026,665
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties - (Restated)	1,443,343	1,467,696
Accrued expenses and accrued expenses - related parties - (Restated)	552,093	720,759
Trade payables and trade payables - related parties - (Restated)	485,200	368,145
Current and non-current liabilities related to repurchase commitments - (Restated)	115,864	119,664
Interest-bearing current liabilities¹ and interest bearing current liabilities - related parties - (Restated)	106,827	93,361
Current and non-current refund liabilities and current refund liabilities - related parties - (Restated)	82,264	53,257
Other current liabilities and other current liabilities - related parties - (Restated)	55,418	20,939
Advance payments from customers	18,694	16,415
Other non-current liabilities	11,571	64,990
Total financial liabilities measured at amortized cost - (Restated)	$5,346,822	$4,951,891
1 – The Group’s current and non-current lease liabilities are included in Interest-bearing current liabilities and Other non-current interest-bearing liabilities, respectively. These amounts are presented separately in Note 6 - Leases.
Total interest income arising on financial assets measured at amortized cost related to cash and cash equivalents for the six months ended June 30, 2024 and 2023 amounted to $5,606 and $12,489, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities for the six months ended June 30, 2024 and 2023 amounted to $163,065 and $76,176, respectively.
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of June 30, 2024:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Trade receivables and trade receivables - related parties - (Restated)	184,576	—	—	184,576
Accrued income - related parties	34,135	—	—	34,135
Restricted cash	—	21,490	—	21,490
Other current receivables and other current receivables - related parties	18,056	—	—	18,056
Other non-current receivables	—	6,091	—	6,091
Total financial assets - (Restated)	$236,767	$27,581	$—	$264,348

Current and non-current liabilities to credit institutions - (Restated)	1,539,331	936,217	—	2,475,548
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties - (Restated)	—	1,422,752	20,591	1,443,343
Accrued expenses and accrued expenses - related parties - (Restated)	552,093	—	—	552,093
Trade payables and trade payables - related parties - (Restated)	485,200	—	—	485,200
Current and non-current liabilities related to repurchase commitments - (Restated)	79,315	36,549	—	115,864
Interest-bearing current liabilities and interest bearing current liabilities - related parties - (Restated)	106,827	—	—	106,827
Current and non-current refund liabilities and current refund liabilities - related parties - (Restated)	78,488	3,776	—	82,264

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Other current liabilities and other current liabilities - related parties - (Restated)	55,418	—	—	55,418
Advance payments from customers	18,694	—	—	18,694
Other non-current liabilities	—	11,571	—	11,571
Total financial liabilities - (Restated)	$2,915,366	$2,410,865	$20,591	$5,346,822
Note 11 - Reverse recapitalization
Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements on June 23, 2022. For more detail on the reverse capitalization, including the net assets of GGI assumed by the Group and the Class C Shares and Earn out rights issued in connection with the merger that are accounted for as derivative liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F/A filed with the SEC on April 23, 2025.
Class C Shares
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 2 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares upon initial recognition and subsequently thereafter.

	As of June 30, 2024		As of December, 31, 2023
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	2,870	20,499,965	4,920	20,499,965
Class C-2 Shares	630	4,500,000	1,080	4,500,000
Total	$3,500	24,999,965	$6,000	24,999,965

Class C-1 Shares
As of January 1, 2024	4,920
Changes in fair value measurement	(2,050)
As of June 30, 2024	$2,870

Class C-2 Shares
As of January 1, 2024	1,080
Changes in fair value measurement	(450)
As of June 30, 2024	$630
The fair value change for the Class C Shares are as follows:

	For the six months ended June 30,
	2024	2023
Fair value change - Class C-1 Shares	2,050	3,775
Fair value change - Class C-2 Shares	450	6,975
Fair value change - Class C Shares	$2,500	$10,750
Earn-out rights
Refer to Note 2 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn out rights
As of January 1, 2024	155,402
Changes in fair value measurement	(139,638)
As of June 30, 2024	$15,764
The fair value change for the Earn-out rights are as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2024	2023
Fair value change - Earn-out rights	139,638	232,995
Note 12 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Finished goods and goods for resale	800,680	1,070,897
Work in progress	31	32
Provision for impairment	(86,682)	(143,243)
Total	$714,029	$927,686
Inventories recognized as an expense during the six months ended June 30, 2024, and 2023 amounted to $870,699 and $1,155,622, respectively, and were included in Cost of sales in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated).
During the six months ended June 30, 2024, and 2023 write-downs of inventories to net realizable value amounted to $31,682, and $11,795 respectively. The write downs were recognized as an expense and were included in Cost of sales in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated).
Inventories have been pledged as security for liabilities. Refer to Note 14 - Liabilities to credit institutions for further details.
Note 13 - Equity
Changes in the Group's equity during the six months ended June 30, 2024 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2024	467,976,748	1,642,233,575	(21,168)	(3,615,187)
Conversion from Class B to Class A	1,592,341,000	(1,592,341,000)	—	—
Equity-settled share-based payment - (Restated)	144,249	—	(1)	(6,774)
Balance as of June 30, 2024 - (Restated)	2,060,461,997	49,892,575	$(21,169)	$(3,621,961)
The following instruments of the Parent were issued and outstanding as of June 30, 2024:
•2,060,461,997 Class A Shares with a par value of $0.01, of which 1,675,841,017 were owned by related parties;
•49,892,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 Redeemable Preferred Shares with a par value of GBP 1.00.
As of June 30, 2024, there were an additional 2,939,538,003 Class A Shares and 1,727,474,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance. Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in Parent. Additionally, holders of GBP Redeemable Preferred Shares in Parent have no voting rights. Any dividends or other distributions paid by Parent shall be issued to holders of outstanding Class A Shares and Class B Shares in Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in Parent are not entitled to participate in any dividends or other distributions. Refer to Note 11 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
Note 14 - Liabilities to credit institutions
The carrying amount of Polestar Group’s liabilities to credit institutions as of June 30, 2024 and December 31, 2023 are as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Liabilities to credit institutions	As of June 30, 2024	As of December 31, 2023
	(Restated)
Current
Working capital loans from banks	1,438,390	1,923,755
Floorplan facilities	73,269	75,963
Sale-leaseback facilities	27,672	26,947
Total	$1,539,331	$2,026,665
Non Current
Syndicated loan from banks	936,217	—
Total	$936,217	$—

Total liabilities to credit institutions	$2,475,548	$2,026,665
The Group has the following current working capital loans outstanding as of June 30, 2024:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
USD	August 2023 - August 2024	Unsecured[1]	3 month SOFR[2] plus 2.3% settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[3]	12 month SOFR[2] plus 0.9%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[1]	12 month SOFR[2] plus 1.1%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[1]	12 month LPR[4] plus 0.25%, settled quarterly	500,000	68,830
USD	September 2023 - September 2024	Unsecured[1]	12 month SOFR[2] plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[3]	12 month SOFR[2] plus 1.11% settled semi-annual	100,000	100,000
CNY	October 2023 - October 2024	Unsecured[1]	12 month LPR[4] plus 0.15% settled quarterly	200,000	27,532
CNY	December 2023 - December 2024	Unsecured[1]	12 month LPR[4] plus 1.05% settled quarterly	92,000	12,665
USD	December 2023 - December 2024	Secured[3]	12 month SOFR[2] plus 1.7%, settled semi-annual	133,000	133,000
EUR	February 2024 - February 2025	Secured[5]	3 month EURIBOR[6] plus 2.3% and an arrangement fee of 0.15%, settled quarterly	38,290	40,971
CNY	March 2024 - March 2025	Unsecured[1]	12 month LPR[4] plus 1.05% settled quarterly	177,000	24,366
CNY	April 2024 - April 2025	Unsecured[7]	12 month LPR[4] plus 0.35% settled quarterly	473,000	65,113
CNY	May 2024 - May 2025	Unsecured[7]	12 month LPR[4] plus 0.35% settled quarterly	88,000	12,114
CNY	June 2024 - June 2025	Unsecured[1]	12 month LPR[4] plus 0.85% settled quarterly	231,000	31,799
Total					$1,438,390
1 - Letters of keep well from both Volvo Cars and Geely.
2 - Secured Overnight Financing Rate ("SOFR").
3 - Secured by Geely.
4 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
5 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.
6 - Euro Interbank Offered Rate (“EURIBOR”).
7 - Letter of comfort from Geely.
The Group's loan denominated in EUR which has a term of February 2024-February 2025 is subject to covenant requirements, including but not limited to minimum quarterly cash levels of €400,000.
The Group has the following non-current syndicated loan from banks outstanding as of June 30, 2024:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Currency	Term	Security	Interest	Nominal amount in respective currency - (thousands) - (Restated)	Amount in USD - (thousands) - (Restated)
USD	February 2024 - February 2027	Unsecured[1,2]	3 month Term SOFR[3] plus 3.35%	576,618	576,618
EUR	February 2024 - February 2027	Unsecured[1,2]	3 month EURIBOR[4] plus 2.85%	336,073	359,599
Total					$936,217
1 - Letter of keep well from Geely and letters of comfort from Volvo Cars and PSD.
2 - The loans are secured by interest reserve accounts pledges with an aggregate of three months interest deposited. The Group had a restricted cash balance of $21,490 as of June 30, 2024.
3 - Term Secured Overnight Financing Rate ("Term SOFR").
4 - Euro Interbank Offered Rate (“EURIBOR”).
The syndicated loan is subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359,900 for 2024, minimum quarterly cash levels of €400,000, and maximum quarterly financial indebtedness of $5,500,000.
Floorplan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of June 30, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements was $129,743 and $120,840, respectively.
The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position (as restated). Of the amounts above, the aggregate amount outstanding as of June 30, 2024 and December 31, 2023 due to related parties amounted to $56,475 and $44,877, respectively. Refer to Note 15 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of June 30, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements were $27,672 and $26,947, respectively.
Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 3 - Financial risk management of the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F/A filed with the SEC on April 23, 2025. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.
Note 15 - Related party transactions
For a detailed description of the Group’s related parties and related party transactions, refer to Note 27 - Related party transactions of the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, that were included in the Form 20-F/A filed with the SEC on April 23, 2025. Related party activity during the six months ended June 30, 2024 and 2023 and balances as of June 30, 2024 and December 31, 2023 are presented below.
Financing
Working capital loans
In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently made draw downs on the facility, which has a maturity of one year. As of June 30, 2024, $56,475 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position (as restated). Refer to Note 14 - Liabilities to credit institutions for further details.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars providing available credit of up to $800,000; originally terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to June 30, 2027, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on (1)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
whether or not the Group conducts a qualified equity offering to investors at a market discount and (2) the time-value of money associated with settlement of the liability earlier than June 30, 2027. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. On November 8, 2023, the credit facility agreement was amended to increase the overall credit capacity to $1,000,000 and extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $7,553 within Finance expense for the year ended December 31, 2023. As of June 30, 2024, the Group had principal draw downs of $1,000,000 outstanding under the facility, and the fair value of the financial liability related to Volvo Cars' conversion right was $0.
On November 8, 2023, the Group entered into a credit facility agreement with Geely providing available credit of up to $250,000; terminating on June 30, 2027. Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are identical to the amended credit facility agreement with Volvo Cars. As of June 30, 2024 the Group had principal draws of $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0.
Other financing instruments
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until after December 31, 2023, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. As of June 30, 2024, total principal of $129,521 was outstanding under this financing arrangement.
As of June 30, 2024 the total principal balance outstanding under the facilities with Volvo Cars and Geely is reflected within Other current liabilities - related parties and Other non-current interest-bearing liabilities - related parties.
Sale of goods, services and other
The total revenue recognized for each related party was as follows:

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Polestar Times Technology	61,650	—
Volvo Cars	55,025	54,040
Ziklo Bank AB1	44,038	21,754
Geely	—	1,245
Total	$160,713	$77,039
1- In March 2024, Volvofinans Bank AB changed its name to Ziklo Bank AB.
For the six months ended June 30, 2024, revenue from related parties amounted to $160,713 (17.7%) of total revenue. For the six months ended June 30, 2023, revenue from related parties amounted to $77,039 (6.2%) of total revenue.
Purchases of goods, services and other
The total purchases of goods services and other for each related party were as follows:

	For the six months ended June 30,
	2024	2023
	(Restated)	(Restated)
Volvo Cars	446,429	1,228,668
Geely	186,650	84,815
Renault Korea Motors Co. Ltd	5,135	—
Zheijiang C2M Digital Technology Co. Ltd	815	—
Ziklo Bank AB	230	312
Wuxi InfiMotion Propulsion Technology Co., Ltd.,	17	6,922
Total	$639,276	$1,320,717
Cost of R&D and intellectual property
Polestar Group has R&D transactions with Volvo Cars and Geely (joint development, IP owned by VCC vs. Polestar and related license rights, fixed price contracting, supplier recovery, etc). Polestar has entered into agreements with Volvo and Geely regarding the development of technology for upgrades of existing models; as well as for upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar is in control of the developed product through a license or through ownership of the IP. The recognized asset associated with these agreements as of June 30, 2024 was $1,052,126, of which acquisitions attributa

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
ble to 2024 were approximately $60,033. As of December 31, 2023, the recognized asset associated with these agreements was $1,066,766, of which acquisitions attributable to 2023 were $241,048.
Amounts due to related parties
Amounts due to related parties were as follows:

Trade payables - related parties, accrued expenses, and other current liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Volvo Cars	417,647	494,170
Geely	196,976	195,255
Ziklo Bank AB	1,347	2,124
Volvo Car Financial Services UK	5,332	751
Polestar Times Technology	4,028	30,668
Total	$625,330	$722,968

Interest bearing current liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Volvo Car Financial Services UK	56,475	44,878
Geely	18,456	18,308
Volvo Cars	15,039	10,628
Total	$89,970	$73,814

Other non-current interest-bearing liabilities - related parties	As of June 30, 2024	As of December, 31, 2023
	(Restated)
Volvo Cars	1,039,029	1,049,828
Geely	361,066	363,429
Total	$1,400,095	$1,413,257
The Group’s interest expense from related parties is as follows:

	For the six months ended June 30,
	2024	2023
	(Restated)
Interest expense - related parties	73,651	25,782
Amounts due from related parties
Amounts due from related parties were as follows:

Trade receivables - related parties, accrued income - related parties, and other current assets - related parties	As of June 30, 2024	As of December, 31, 2023
Geely	43,033	44,979
Volvo Cars	19,088	167,989
Ziklo Bank AB	5,126	954
Wuhan Lotus Cars Co., LTD.	4,336	4,574
Polestar Times Technology	2,688	4,177
Volvo Car Financial Services UK	1,010	534
Total	$75,281	$223,207

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 16 - Commitments and contingencies
Commitments
As of June 30, 2024, commitments to acquire PPE and intangible assets were $40,035 and $9,077, respectively. As of December 31, 2023, commitments to acquire PPE and intangible assets were $42,288 and $31,338, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models Polestar 3, Polestar 4, Polestar 5 and Polestar 6. As of June 30, 2024 and December 31, 2023, Polestar also had a capital injection commitment related to the investment in Polestar Times Technology amounting to $0 and $68,600, respectively. Refer to Note 5 - Investment in associates for more details on the investment in Polestar Times Technology.
Polestar has signed contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent Polestar´s future commitments as of June 30, 2024:

	Total	Less than 1 year	Between 1-5 years	After 5 years
PS2 battery purchase volume commitments	91,193	44,566	46,627	—
Logistics service commitments	38,364	38,364	—	—
PS3 and PS4 purchase volume commitments - (Restated)	207,660	41,326	151,485	14,849
PS4 sales volume commitments	80,885	13,483	60,069	7,333
Total - (Restated)	$418,102	$137,739	$258,181	$22,182
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings, claims, and other assessments that cover a wide range of matters. Liabilities for such contingencies are not recorded until it is probable that a present obligation exists and the amount of the obligation can be estimated reliably. However, contingencies are disclosed when the potential financial effect could be material. As of June 30, 2024 and December 31, 2023, the Group did not have any material contingencies.
Note 17 - Subsequent events
Management has evaluated events subsequent to June 30, 2024 and through September 30, 2024, the date these Unaudited Condensed Consolidated Financial Statements were originally authorized for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2024 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On August 2, 2024, Polestar entered into an 11-month working capital loan for $196,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
On August 20, 2024, Polestar entered into a 12-month revolving credit facility with Standard Chartered Bank (Hong Kong) Limited ("SCB") for an aggregate principal amount of up to $300,000. Each draw of this facility carries interest at a rate of the 3-month Term SOFR plus 1% per annum, 12-month Term SOFR plus 1.2% per annum, or otherwise as mutually agreed at each draw down. All draws under this revolving credit facility are secured by Geely. On August 23, 2024 and September 9, 2024, Polestar borrowed $100,000 and $100,000, respectively, under the facility. Both draws carry interest at the 12-month Term SOFR plus 1.2% per annum and have a repayment period of 12 months. On September 27, 2024, Polestar borrowed $100,000 under the facility. The draw carries interest at the 1-month Term SOFR plus 1% per annum and has a repayment period of 7 days, as mutually agreed upon by both parties.
On August 21, 2024, Polestar entered into an amended facilities agreement (“Second Amended Agreement”) with Volvo Cars pertaining to the credit agreement signed on November 3, 2022 (“Original Agreement”) and amended on November 8, 2023 (“Amended Agreement”). Under the Original Agreement, Polestar had $800,000 in borrowing capacity and under the Amended Agreement, Polestar was provided an additional $200,000 line of credit. As of the date these financial statements were ready for issuance, Polestar had drawn down on all $1,000,000 of available credit. The Second Amended Agreement extends the loan’s maturity date from June 30, 2027 to December 29, 2028. Interest will be calculated using the floating 6-month SOFR rate plus 4.9% per annum.
On August 27, 2024, Polestar entered into a 12-month working capital loan for $320,000 with PingAn Bank. This loan carries an interest rate of 12-month SOFR plus 0.55% due quarterly. This loan is secured by Geely.
On August 28, 2024, Polestar entered into a 12-month working capital loan for $82,000 with PingAn Bank. This loan carries an interest rate of 12-month SOFR plus 0.55% due quarterly. This loan benefits from letters of comfort from Geely.
On September 6, 2024, Polestar and Volvo Car USA LLC, a Volvo Cars subsidiary, entered into an agreement for the manufacturing of Polestar 3 vehicles in Volvo Cars' Charleston plant. Under this agreement, Polestar is committed to purchase certain volumes of Polestar 3 vehicles between 2024 and 2031. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity.
On September 16, 2024, Polestar entered into a 12-month revolving green trade facility with Banco Bilbao Vizcaya Argentaria, S.A., Hong Kong Branch ("BBVA") for an aggregate principal amount of up to $150,000, available for drawdown in EUR or USD. All draws under this revolving credit facility are secured by Geely. On September 19, 2024, Polestar borrowed $100,000 under the facility. This draw carries interest at the 12-month Term SOFR plus 1.1% and has a repayment period of 12 months. On

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
September 27, 2024, Polestar borrowed an additional $50,000 under the facility. This draw carries interest at the 1-month Term SOFR plus 1.1% and has a repayment period of 7 days, as mutually agreed upon by both parties.
On September 19, 2024, Polestar entered into a 6-month working capital loan for $100,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 6.9% per annum due monthly. This loan is secured by Geely.
On September 26, 2024, Polestar entered into a 9-month working capital loan for $104,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
Note 18 - Restatement of prior period unaudited interim financial statements
Prior Restatement
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023, management identified various misstatements in our previously issued 2021 and 2022 annual financial statements and 2023 interim financial statements. In these Unaudited Condensed Consolidated Financial Statements, the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) and the Unaudited Condensed Consolidated Statement of Cash Flows (as restated) for the six months ended June 30, 2023, have been restated to align to the revisions during 2023 to correct for the carryforward impacts of the misstatements in our previously issued 2021 and 2022 annual financial statements. The errors relate to the following categories of misstatements:
(i) Inventories
The errors identified in the Inventories category encompass errors relating to incorrect valuation, classification, recognition, and allocation of costs associated with inventory. The most significant errors in this category include the incorrect treatment of certain launch costs, capitalization of inventory cost allocation, failed sale/lease transactions, and vehicles with repurchase obligations. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) of the inventory related error corrections was an increase in the loss by $23,662.
(ii) Accruals and Deferrals
The errors identified in the Accruals and Deferrals category encompass errors relating to the recognition and measurement of accruals and deferrals. These errors include both the understatement and overstatement of accruals and deferrals before the issuance of the financial statements, despite the availability of accurate information. The most significant transactions in this category include incorrect warranty accrual release, over accrual of operating expenses in North America and timing of revenue recognition and deferred revenue related to vehicle subscription services. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) of the accrual and deferral related error corrections was an increase in the loss by $10,711.
(iii) Capitalization of expenses
The errors identified in the Capitalization of Expenses category encompass errors relating to expenses that were erroneously capitalized as an asset and vice-versa. The most significant transactions in this category include incorrect recognition of certain assets in China, and the incorrect capitalization of manufacturing engineering expenses as an intangible asset related to services provided to certain contract manufacturing facilities. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) of the capitalization related error corrections was a reduction of the loss of $10,376.
(iv) Other - Reclassifications
The errors identified in the Other - Reclassifications category encompass errors arising from misallocations of assets and liabilities between different financial statement captions and misallocations of assets and liabilities between current and non-current. The most significant adjustments in this category include non-current reclassification misstatements related to certain buyback liabilities, an error in lease asset and liability in the United Kingdom, a reclassification of internally developed IP to software, and a reclassification of goods received not invoiced from trade payables to other current liabilities. There is a marginal impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) due to reclassifications relating to lease expense reversals upon the reclassification of a lease liability to a financing obligation in Korea.
(v) Deferred Taxes and Income Taxes
The errors identified in the Deferred Taxes and Income Taxes category encompass errors relating to the recognition, measurement, and reporting of the Group’s deferred tax assets, deferred tax liabilities, and income tax expenses. These errors include improper estimation of deferred tax amounts, errors in tax calculations, and errors pertaining to the treatment of value added tax. The most significant transactions in this category include incorrect recognition of deferred tax assets and deferred liabilities at the Sweden tax rate, instead of the local market rate, and incorrect recording of deferred taxes and income tax expense in North America resulting from the other misstatement categories explained. The tax impact of all misstatement corrections has also been recognized. The impact to the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) of the tax related error corrections and the tax effect of the other error corrections was an increase in the loss of $4,330.

Current Restatement
Subsequent to the issuance of the Unaudited Condensed Consolidated Financial Statements included within the Form 6-K for the six months ended June 30, 2024, management identified misstatements in connection with the preparation of our Consolidated Financial Statements as of and for the year ended December 31, 2024 that warranted the restatement of the interim 2024 Unaudited Condensed Consolidated Financial Statements. The Current Restatement relates to the following misstatements:
(vi) Unique Tooling Assets Under Construction

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
This error is the primary reason for the restatement decision. The Company owns unique tooling which is used in the manufacturing of its vehicles. This unique tooling had previously been recognized as property, plant and equipment once either the production standard part process test is conducted or production utilizing the unique vendor tools has occurred, whichever is earlier. Management determined due to contractual terms that certain unique tooling should have instead been recognized as assets under construction (“AUC”) in the Property, plant, and equipment financial statement caption according to the progression of work, resulting in a material understatement of AUC and a corresponding understatement of Other current liabilities in the Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2024 in the amount of $8,093. The reconsideration of the AUC recognition changes the timing of recognizing AUC but does not change the expected total amount of property, plant, and equipment to be acquired. There is no impact on the interim 2024 and 2023 Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss as a result of the AUC misstatement.
(vii) Reclassification of Cash Flows
There was a classification error between investing and operating activities in the Unaudited Condensed Statement of Cash Flows related to cash paid for intellectual property (IP). While this error had no impact to the interim 2024 and 2023 Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss, it led to an overstatement of cash used for investing activities and an understatement of cash used for operating activities in the amount of $93,141 for the six months ended June 30, 2024. This error had no impact on the Unaudited Condensed Statement of Cash Flows for the six months ended June 30, 2023.
(viii) Other – Reclassifications
The errors identified in the Other – Reclassification category encompass errors arising from misallocations of assets and liabilities between different financial statement captions, misallocations of assets and liabilities between current and non-current and misallocations of revenue and expenses. There is no resulting impact on the net loss or total comprehensive net loss included in the interim 2024 and 2023 Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss, respectively, from correcting these errors.
(ix) Other – Miscellaneous
The errors identified in the Other – Miscellaneous category encompass several insignificant errors that were corrected as part of the restatement process. These errors have an immaterial impact on the interim 2024 and 2023 Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss. The errors in this category relate to vehicles with repurchase obligations errors, tax calculation errors, as well as both the understatement and overstatement of accruals and other provisions.
The tables below present the effect of the correction of the misstatements on the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss (as restated) for the six months ended June 30, 2024, and June 30, 2023, Unaudited Condensed Consolidated Statement of Financial Position (as restated) as of June 30, 2024, and Unaudited Condensed Consolidated Statement of Cash Flows (as restated) for the six months ended June 30, 2024, and June 30, 2023.

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2024

Particulars	As originally filed on September 30, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Revenue	905,813	3,434	909,247	(viii), (ix)
Cost of sales	(933,111)	578	(932,533)	(viii), (ix)
Gross (loss) profit	$(27,298)	$4,012	$(23,286)
Selling, general and administrative expense	(437,840)	(12,625)	(450,465)	(viii), (ix)
Research and development expense	(23,345)	(967)	(24,312)	(viii), (ix)
Other operating income, net	24,034	(2,121)	21,913	(ix)
Operating loss	$(464,449)	$(11,701)	$(476,150)
Finance income	5,606	2,471	8,077	(ix)
Finance expense	(201,427)	2,149	(199,278)	(ix)
Fair value change - Earn-out rights	139,638	—	139,638
Fair value change - Class C Shares	2,500	—	2,500
Share of losses in associates	(4,350)	—	(4,350)
Loss before income taxes	$(522,482)	$(7,081)	$(529,563)
Income tax expense	(17,003)	2,688	(14,315)	(ix)
Net loss	$(539,485)	$(4,393)	$(543,878)
Net loss per share (in U.S. dollars)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Class A - Basic and Diluted	(0.26)	—	(0.26)
Class B - Basic and Diluted	(0.26)	—	(0.26)
Consolidated Statement of Comprehensive Loss
Net loss	(539,485)	(4,393)	(543,878)
Other comprehensive (loss) income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(23,823)	16	(23,807)	(ix)
Total other comprehensive (loss) income	(23,823)	16	(23,807)
Total comprehensive loss	(563,308)	(4,377)	(567,685)

Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2024

Particulars	As originally filed on September 30, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Assets
Non-current assets
Intangible assets and goodwill	1,458,199	7,703	1,465,902	(viii)
Property, plant and equipment	547,098	9,771	556,869	(vi), (ix)
Vehicles under operating leases	69,178	334	69,512	(viii)
Other non-current assets	27,581	—	27,581
Deferred tax assets	31,759	5,299	37,058	(viii)
Other investments	2,285	—	2,285
Total non-current assets	$2,136,100	$23,107	$2,159,207
Current assets
Cash and cash equivalents	668,911	—	668,911
Trade receivables	145,823	511	146,334	(ix)
Trade receivables - related parties	38,242	—	38,242
Accrued income - related parties	34,135	—	34,135
Inventories	726,017	(11,988)	714,029	(viii)
Current tax assets	14,261	—	14,261
Other current assets	210,248	16,458	226,706	(viii)
Other current assets - related parties	2,904	—	2,904
Total current assets	$1,840,541	$4,981	$1,845,522
Total assets	$3,976,641	$28,088	$4,004,729
Equity
Share capital	(21,169)	—	(21,169)
Other contributed capital	(3,621,261)	(700)	(3,621,961)	(ix)
Foreign currency translation reserve	49,833	(387)	49,446	(viii), (ix)
Accumulated deficit	5,412,129	(6,544)	5,405,585	(viii), (ix)
Total equity	$1,819,532	$(7,631)	$1,811,901
Liabilities
Non-current liabilities
Non-current contract liabilities	(62,097)	2,446	(59,651)	(ix)
Deferred tax liabilities	(3,530)	—	(3,530)
Other non-current provisions	(97,772)	(26)	(97,798)	(ix)
Other non-current liabilities	(48,119)	(3,777)	(51,896)	(ix)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Earn-out liability	(15,764)	—	(15,764)
Non-current liabilities to credit institutions	(947,289)	11,072	(936,217)	(viii)
Other non-current interest-bearing liabilities	(43,248)	—	(43,248)
Other non-current interest-bearing liabilities - related parties	(1,384,056)	(16,039)	(1,400,095)	(viii)
Total non-current liabilities	$(2,601,875)	$(6,324)	$(2,608,199)
Current liabilities
Trade payables	(80,967)	—	(80,967)
Trade payables - related parties	(401,416)	(2,817)	(404,233)	(viii), (ix)
Accrued expenses - related parties	(208,296)	9,326	(198,970)	(viii), (ix)
Advance payments from customers	(18,694)	—	(18,694)
Current provisions	(87,097)	1,604	(85,493)	(ix)
Current liabilities to credit institutions	(1,536,819)	(2,512)	(1,539,331)	(ix)
Current tax liabilities	(7,149)	997	(6,152)	(viii)
Interest-bearing current liabilities	(16,857)	—	(16,857)
Interest-bearing current liabilities - related parties	(102,264)	12,294	(89,970)	(ix)
Current contract liabilities	(109,975)	58,882	(51,093)	(ix)
Class C Shares liability	(3,500)	—	(3,500)
Other current liabilities	(599,887)	(91,157)	(691,044)	(vi), (viii), (ix)
Other current liabilities - related parties	(21,377)	(750)	(22,127)	(ix)
Total current liabilities	$(3,194,298)	$(14,133)	$(3,208,431)
Total liabilities	$(5,796,173)	$(20,457)	$(5,816,630)
Total equity and liabilities	$(3,976,641)	$(28,088)	$(4,004,729)
Unaudited Condensed Consolidated Statement of Cash Flows as of June 30, 2024

Particulars	As originally filed on September 30, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Cash flows from operating activities
Net loss	(539,485)	(4,393)	(543,878)	(ix)
Adjustments to reconcile net loss to net cash flows:	—	—	—
Depreciation and amortization expense	22,371	398	22,769	(viii)
Warranty provisions	8,612	85	8,697	(ix)
Impairment of inventory	27,132	4,550	31,682	(ix)
Finance income	(5,606)	(2,471)	(8,077)	(ix)
Finance expense	201,427	(2,149)	199,278	(viii), (ix)
Fair value change - Earn-out rights	(139,638)	—	(139,638)
Fair value change - Class C Shares	(2,500)	—	(2,500)
Income tax expense	17,003	(2,688)	14,315	(ix)
Share of losses in associates	4,350	—	4,350
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	—	—	—
Litigation provisions	—	2,784	2,784	(ix)
Other provisions	13,321	2,505	15,826	(ix)
Unrealized exchange gain on trade payables	(5,629)	—	(5,629)
Other non-cash expense and income	6,627	1,000	7,627	(ix)
Change in operating assets and liabilities:	—	—	—
Inventories	163,488	(2,675)	160,813	(viii), (ix)
Contract liabilities	1,913	22,291	24,204	(viii)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Trade receivables, prepaid expenses, and other assets	115,560	(16,937)	98,623	(viii), (ix)
Trade payables, accrued expenses, and other liabilities	97,113	(100,309)	(3,196)	(vii), (viii), (ix)
Interest received	5,606	—	5,606
Interest paid	(146,199)	—	(146,199)
Taxes paid	(15,128)	—	(15,128)
Cash used for operating activities	$(169,662)	$(98,009)	$(267,671)
Cash flows from investing activities
Additions to property, plant, and equipment	(83,884)	—	(83,884)
Additions to intangible assets	(236,935)	103,886	(133,049)	(vii), (ix)
Additions to investment in associates	(34,300)	—	(34,300)
Additions to other non-current assets	—	(21,490)	(21,490)	(viii)
Proceeds from sale of property, plant, and equipment	34	—	34
Cash used for investing activities	$(355,085)	$82,396	$(272,689)
Cash flows from financing activities
Change in restricted deposits	(20,369)	20,369	—	(viii)
Proceeds from short-term borrowings	394,640	(6,220)	388,420	(viii), (ix)
Proceeds from long-term borrowings	950,632	2,122	952,754	(viii)
Repayments of borrowings	(867,249)	—	(867,249)
Repayments of lease liabilities	(12,534)	—	(12,534)
Cash provided by financing activities	$445,120	$16,271	$461,391
Effect of foreign exchange rate changes on cash and cash equivalents	(20,389)	5	(20,384)	(ix)
Net (decrease) increase in cash and cash equivalents	$(100,016)	$663	$(99,353)	(ix)
Cash and cash equivalents at the beginning of the period	$768,927	$(663)	$768,264	(ix)
Cash and cash equivalents at the end of the period	$668,911	$—	$668,911
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2023

Particulars	As originally filed on September 30, 2024	Restatement in withdrawn financial statements	As originally restated	Restatement adjustments for Amended 6-K	As Restated	Prior Restatement Reference	Current Restatement Reference
Revenue	1,231,265	6,370	1,237,635	(1,270)	1,236,365	(i),(ii),(iv)	(viii)
Cost of sales	(1,213,654)	(2,366)	(1,216,020)	1,270	(1,214,750)	(i),(ii),(iii),(iv)	(viii)
Gross profit	$17,611	$4,004	$21,615	$—	$21,615
Selling, general and administrative expense	(448,632)	(25,975)	(474,607)	—	(474,607)	(i),(ii),(iv)
Research and development expense	(81,311)	(1,739)	(83,050)	—	(83,050)	(ii),(iii)
Other operating expense, net	38,581	(22)	38,559	—	38,559	(i)
Operating loss	$(473,751)	$(23,732)	$(497,483)	$—	$(497,483)
Finance income	12,489	—	12,489	—	12,489
Finance expense	(90,516)	(2,140)	(92,656)	(2,307)	(94,963)	(i),(iv)	(ix)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Fair value change - Earn-out rights	232,995	—	232,995	—	232,995
Fair value change - Class C Shares	10,750	—	10,750	—	10,750
Loss before income taxes	$(308,033)	$(25,872)	$(333,905)	$(2,307)	$(336,212)
Income tax expense	(5,002)	(1,923)	(6,925)	1,594	(5,331)	(iv),(v)	(viii), (ix)
Net loss	$(313,035)	$(27,795)	$(340,830)	$(713)	$(341,543)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.15)	(0.01)	(0.16)	—	(0.16)
Class B - Basic and Diluted	(0.15)	(0.01)	(0.16)	—	(0.16)

Consolidated Statement of Comprehensive Loss

Net loss	(313,035)	(27,795)	(340,830)	(713)	(341,543)
Other comprehensive income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(26,735)	(923)	(27,658)	156	(27,502)	(i), (ii), (iii), (iv), (v)	(ix)
Total other comprehensive (loss) income	(26,735)	(923)	(27,658)	156	(27,502)
Total comprehensive loss	$(339,770)	$(28,718)	$(368,488)	$(557)	$(369,045)
Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023

Particulars	As originally filed on September 30, 2024	Restatement in withdrawn financial statements	As originally restated	Restatement adjustments for Amended 6-K	As Restated	Prior Restatement Reference	Current Restatement Reference
Cash flows from operating activities
Net loss	(313,035)	(27,795)	(340,830)	(713)	(341,543)	(i), (ii), (iii), (iv), (v)	(ix)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	57,074	(3,870)	53,204	—	53,204	(i), (ii), (iii)
Warranties	36,003	(1,384)	34,619	(3)	34,616	(i)	(ix)
Impairment of inventory	11,795	—	11,795	—	11,795
Finance income	(12,489)	-	(12,489)	—	(12,489)
Finance expense	90,516	2,140	92,656	2,307	94,963	(i), (iv)	(viii), (ix)

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Fair value change - Earn-out rights	(232,995)	-	(232,995)	—	(232,995)
Fair value change - Class C Shares	(10,750)	-	(10,750)	—	(10,750)
Income tax expense	5,002	1,923	6,925	(1,594)	5,331	(iv), (v)	(viii), (ix)
Disposals and derecognition of property plant and equipment and intangible assets	—	2,070	2,070	—	2,070	(iv)
Other provisions	-	14,873	14,873	—	14,873	(iv)
Unrealized Exchange Gain/Loss Operating Payables	-	(5,022)	(5,022)	—	(5,022)	(iv)
Other non-cash expense and income	19,252	(11,855)	7,397	—	7,397	(iv)
Change in operating assets and liabilities:	—	—	—	—	—
Inventories	(206,373)	17,172	(189,201)	—	(189,201)	(i), (iii), (iv)
Contract liabilities	24,673	(3,510)	21,163	5,792	26,955	(i), (ii), (iv)	(viii)
Trade receivables, prepaid expenses, and other assets	72,372	(3,684)	68,688	(8,354)	60,334	(i), (iv)	(viii)
Trade payables, accrued expenses, and other liabilities	(154,206)	19,440	(134,766)	(3,939)	(138,705)	(i), (ii), (iii), (iv)	(viii), (ix)
Interest received	12,489	—	12,489	—	12,489
Interest paid	(48,667)	-	(48,667)	—	(48,667)
Taxes paid	(11,401)	-	(11,401)	—	(11,401)
Cash used for operating activities	$(660,740)	$498	$(660,242)	$(6,504)	$(666,746)
Cash flows from investing activities
Additions to property, plant, and equipment	(42,948)	—	(42,948)	—	(42,948)
Additions to intangible assets	(239,850)	1,920	(237,930)	—	(237,930)	(iii)
Proceeds from the sale of property, plant and equipment	1,710	—	1,710	—	1,710
Cash used for investing activities	$(281,088)	$1,920	$(279,168)	$—	$(279,168)
Cash flows from financing activities
Proceeds from short-term borrowings	1,671,964	—	1,671,964	6,417	1,678,381		(viii)
Principal repayments of short-term borrowings	(598,953)	-	(598,953)	—	(598,953)
Principal repayments of lease liabilities	(9,045)	(2,526)	(11,571)	—	(11,571)	(i), (iv)
Cash provided by financing activities	$1,063,966	$(2,526)	$1,061,440	$6,417	$1,067,857
Effect of foreign exchange rate changes on cash and cash equivalents	(38,603)	108	(38,495)	87	(38,408)	(i), (ii), (iii), (iv), (v)	(ix)
Net (decrease) increase in cash and cash equivalents	$83,535	$—	$83,535	$—	$83,535

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Cash and cash equivalents at the beginning of the period	$973,877	$—	$973,877	$—	$973,877
Cash and cash equivalents at the end of the period	$1,057,412	$—	$1,057,412	$—	$1,057,412
In addition to the corrections made to the consolidated financial statements in the tables above, certain items and disclosures have been updated in the financial statements as a result of the misstatements.